Principal Officers of the Depositor

Name and Principal Business Address*	Positions and Offices with Depositor
The Charger Corporation	General Partner
Grace Partners of DuPage L.P.	Limited Partner
James A. Bowen	Chief Executive Officer and Managing Director
James M. Dykas	Chief Financial Officer
Frank L. Fichera	Managing Director
R. Scott Hall	Managing Director
W. Scott Jardine	General Counsel, Secretary and Managing Director
Daniel J. Lindquist	Managing Director
Ronald D. McAlister	Managing Director
David G. McGarel	Chief Operating Officer and Managing Director
Richard A. Olson	Managing Director
Marisa Bowen	Managing Director
Andrew S. Roggensack	President and Managing Director
Kristi A. Maher	Deputy General Counsel
* All addresses are 120 East Liberty Drive, Wheaton, Illinois 60187.